Exhibit 99.1
THOMPSON CREEK METALS COMPANY INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Thompson Creek Metals Company Inc. (the “Corporation”) will be held at the National Club, 303 Bay Street, Toronto, Ontario, on Thursday, May 8, 2008 at 4:15 p.m. (Toronto time), for the following purposes:
1.	To receive and consider the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2007 and the report of the auditors thereon;
2.	To elect directors of the Corporation for the ensuing year;
3.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;
4.	To consider and, if deemed appropriate, to pass with or without variation, a special resolution approving the continuance of the Corporation under the Business Corporations Act (British Columbia) (the “BC Act”) (the “Continuance”);
5.	If the Continuance is approved, to approve the application under the BC Act for a Certificate of Continuance and to adopt Articles of Continuance under the BC Act; and
6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
This notice is accompanied by a management information circular, a form of proxy, a request form and the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2007.
Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting. The board of directors of the Corporation has by resolution fixed the close of business on April 3, 2008 as the record date, being the date for the determination of the registered holders of common shares of the Corporation entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.
The board of directors of the Corporation has by resolution fixed 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation’s transfer agent.
DATED at Toronto, Ontario this 28th day of March, 2008.

By Order of the Board of Directors “Kevin Loughrey” Kevin Loughrey Chairman and Chief Executive Officer

THOMPSON CREEK METALS COMPANY INC.
MANAGEMENT INFORMATION CIRCULAR
Solicitation of Proxies
This management information circular is furnished in connection with the solicitation of proxies by the management of Thompson Creek Metals Company Inc. (the “Corporation”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Corporation and the Corporation may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Corporation.
The board of directors of the Corporation (the “Board”) has fixed the close of business on April 3, 2008 as the record date, being the date for the determination of the registered holders of common shares of the Corporation entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Corporation’s transfer agent at the address indicated on the enclosed envelope no later than 4:15 p.m. (Toronto time) on May 6, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.
Unless otherwise stated, the information contained in this management information circular is as of March 28, 2008. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of $1.012, the Bank of Canada noon exchange rate for December 31, 2007.
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are officers or directors of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Corporation’s transfer agent indicated on the enclosed envelope no later than 4:15 p.m. (Toronto time) on May 6, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Corporation (401 Bay Street, Suite 2010, Toronto, ON M5H 2Y4, Attention: Assistant Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Voting by Non-Registered Shareholders
Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:
(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, ON M5H 4H1.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.
Voting Securities and Principal Holders Thereof
As of March 28, 2008, 113,499,938 common shares (the “Common Shares”) in the capital of the Corporation were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at April 3, 2008. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.
To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.
Statement of Executive Compensation
The following table provides information for the three most recently completed financial years ended December 31, 2007 regarding compensation paid to or earned by each of the following executive officers of the Corporation: (a) the Chief Executive Officer, (b) the Chief Financial Officer, and (c) the other three most highly compensated “executive officers” during the financial year ended December 31, 2007 (the “Named Executive Officers”) who earned greater than C$150,000 in salary and bonus.

Summary Compensation Table (1)

		Annual Compensation						Long-Term Compensation
								Awards		Payouts
									Shares or
								Securities	Units
								Under	Subject to
						Other Annual		Options	Resale	LTIP	All Other
		Salary		Bonus		Compensation(2)		Granted	Restrictions	Payouts	Compensation
Name and Principal Position	Year	(US$)		(US$)		(US$)		(#)	(US$)	(US$)	(US$)

Kevin Loughrey,	2007	450,000		675,000		157,031	(5)	Nil	Nil	Nil	Nil
Chairman and	2006	69,315	(3)	N/A		25,993	(4)(5)	475,000	N/A	Nil	Nil
Chief Executive Officer	2005	N/A		N/A		N/A		N/A	N/A	N/A	N/A

Ian J. McDonald,	2007	303,600		455,400		Nil		Nil	Nil	Nil	Nil
Vice Chairman and Former	2006	118,873		772,290		Nil		475,000	Nil	Nil	Nil
Executive Chairman	2005	Nil	(6)	42,885		Nil		478,000	Nil	Nil	Nil

T. Derek Price,	2007	303,600		379,500		Nil		Nil	Nil	Nil	Nil
Vice President, Finance	2006	60,910	(7)	214,525		Nil		250,000	Nil	Nil	Nil
and Chief Financial	2005	13,730	(7)	17,154		Nil		195,000	Nil	Nil	Nil
Officer

Kenneth Collison,	2007	293,480		382,030		57,524	(9)	Nil	Nil	Nil	Nil
Chief Operating Officer	2006	178,465		214,525		34,137	(10)	250,000	Nil	Nil	Nil
	2005	102,924	(8)	34,308		20,165	(11)	500,000	Nil	Nil	Nil

Kent Watson,	2007	225,000		306,250		87,000	(13)	Nil	Nil	Nil	Nil
General Manager,	2006	38,778	(12)	48,822	(12)	14,859	(12)(13)	150,000	Nil	Nil	Nil
Thompson Creek Mine	2005	N/A		N/A		N/A		N/A	N/A	N/A	N/A

(1)	All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of $1.012 for 2007, $0.8581 for 2006 and $0.8577 for 2005, except for Kevin Loughrey’s and Kent Watson’s salary, bonus and other compensation which were paid in United States dollars.

(2)	Except as disclosed, the aggregate value of other annual compensation for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of his aggregate salary and bonus.

(3)	This amount represents salary paid by the Corporation from October 26, 2006 when the Corporation acquired Thompson Creek Metals Company USA to December 31, 2006.

(4)	This amount represents a retention payment earned by Mr. Loughrey from October 26, 2006 to December 31, 2006.

(5)	Mr. Loughrey is entitled to an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th and the remaining 60% is paid on the earlier of retirement/termination and September 30, 2012.

(6)	In 2005, Mr. McDonald did not receive salary from the Corporation. His services were provided pursuant to a management services agreement (“Management Services Agreement”) entered into with Glencairn Gold Corporation (“Glencairn”) (now Central Sun Mining Inc.) dated May 10, 2005 pursuant to which the Corporation paid C$25,000 per month for office space and management and administrative services. Glencairn allocated C$120,000 of Mr. McDonald’s annual base salary of C$160,000 to the Corporation.

(7)	In addition to this compensation, Mr. Price was also compensated by Glencairn and his services were in part provided under the Management Services Agreement.

(8)	This amount represents salary paid by the Corporation from April 1, 2005 when Mr. Collison joined the Corporation to December 31, 2005..

(9)	This amount represents $22,388 for travel costs and car allowance and $35,136 for housing allowance.

(10)	This amount represents $9,419 for car allowance and $24,718 for housing allowance.

(11)	This amount represents $5,148 for car allowance and $15,017 for housing allowance.

(12)	These amounts represent salary, bonus and retention payments earned from October 26, 2006 when the Corporation acquired Thompson Creek Metals Company USA to December 31, 2006.

(13)	Mr. Watson is entitled to an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th each year and the remaining 60% is paid on the earlier of September 30, 2012 or the date of termination of employment without cause.
Stock Options
No stock options were granted to the Named Executive Officers during the financial year ended December 31, 2007 pursuant to the terms of the amended incentive stock option plan (the “Stock Option Plan”). An aggregate of 2,240,000 stock options were granted to employees who were not executive officers of the Corporation and an aggregate of 325,000 stock options were granted to directors who were not executive officers of the Corporation.
The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2007 and year-end option values.

Aggregated Option Exercises During the Financial Year Ended December 31, 2007
and Year-End Option Values

					Value of Unexercised
		Aggregate	Unexercised Options at		in-the-money Options at
	Securities	Value	December 31,2007		December 31, 2007(1)
	Acquired	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	on Exercise (#)	(C$)	(#)	(#)	(C$)	(C$)
Kevin Loughrey	Nil	N/A	316,667	158,333	2,882,336	1,441,163
Ian J. McDonald	478,000	3,867,020	316,667	158,333	3,027,337	1,513,663
T. Derek Price	100,000	1,139,000	261,667	83,333	3,149,437	796,663
Kenneth Collison	550,000	6,247,256	116,667	83,333	1,115,337	796,663
Kent Watson	50,000	605,965	50,000	50,000	478,000	478,000

(1)	Calculated using the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on December 31, 2007 of C$16.98 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
Termination of Employment, Change in Responsibilities and Employment Contracts
The Corporation has entered into employment agreements with each of Kevin Loughrey, T. Derek Price and Kenneth Collison.
Kevin Loughrey
Mr. Loughrey’s employment agreement provides for a severance payment of 36 months’ base salary, to be paid if there is a change of control of the Corporation (a “Change of Control” as defined below) and (i) within 120 days of such Change of Control, Mr. Loughrey elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Corporation gives notice of its intention to terminate his employment for any reason other than just cause, or certain events occur (“Triggering Events” as defined below) and he elects to terminate his employment.
In October 2004, a retention and severance arrangement was entered with Mr. Loughrey under which he is entitled to severance of four weeks of salary per year of service in the event that his services are terminated or he retires after the age of 62. Under this arrangement Mr. Loughrey also earns an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th of each year and the remaining 60% is paid on the earlier of retirement/termination and September 30, 2012.
Ian J. McDonald
Mr. McDonald’s employment agreement terminated on December 31, 2007 when he ceased to be an employee of the Corporation.
T. Derek Price
Mr. Price’s employment agreement provides for a severance payment equal to 36 months’ salary payable to a retirement compensation arrangement trust designated by Mr. Price, to be paid if there is a Change of Control and (i) within 120 days of such Change of Control Mr. Price elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Corporation gives notice of its intention to terminate his employment for any reason other than just cause, or a Triggering Event occurs and he elects to terminate his employment.
Kenneth Collison
Mr. Collison’s employment agreement provides for a severance payment of 36 months’ base salary, to be paid if there is a Change of Control and (i) within 120 days of such Change of Control Mr. Collison elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Corporation gives notice of its intention to terminate his employment for any reason other than just cause, or a Triggering Event occurs and he elects to terminate his employment.
Kent Watson
In October 2004, a retention and severance arrangement was entered with Mr. Watson under which he is entitled to severance of four weeks of salary per year of service in the event that his services are terminated or he retires after the age of 62. Under this arrangement Mr. Watson also earns an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th each year and the remaining 60% is paid on the earlier of September 30, 2012 or the date of termination of employment without cause.
“Change of Control”
A “Change of Control” is generally defined in the employment agreements with each of Messrs. Loughrey, Price and Collison as (a) less than 50% of the Board being composed of (i) directors of the Corporation at the time the respective agreement was entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the respective agreement was entered into; (b) the acquisition by any person or persons acting jointly or in concert of 30% or more of the issued and outstanding Common Shares; (c) the sale by the Corporation of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year; or (d) the Corporation becoming insolvent or the like.
“Triggering Events”
“Triggering Events” include (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites or financial entitlements; (b) a material diminution of title; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body; (d) a material change in the hours during or location at which the officer is regularly required to carry out the terms of his employment; or (e) a material increase in the amount of travel the officer is required to conduct on behalf of the Corporation.
Other than as described above, the Corporation and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Corporation or any of its subsidiaries, from a change of control of the Corporation or any of its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.
Compensation of Directors
Standard Compensation Arrangements
The Board meets annually to review the adequacy and form of directors’ compensation. Each non-executive director of the Corporation receives (i) an annual retainer fee of C$40,000, paid C$10,000 quarterly in arrears, (ii) meeting fees of C$1,000 per Board or committee of the Board meeting attended, and (iii) reimbursement from the Corporation for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings. In the event that any director of the Corporation only serves as such for part of a year, they receive such compensation pro rata. Effective January 1, 2008, the meeting fee was increased from C$1,000 to C$1,500 per Board or committee of the Board meeting.
The Chair of the Audit Committee (currently, Denis C. Arsenault) receives an additional retainer of C$10,000 per year. The Chair of the Compensation Committee (currently, Denis C. Arsenault) and the Chair of the Environment, Health and Safety Committee (currently, Thomas J. O’Neil) each receive an additional retainer of C$5,000 per year. Mr. Timothy J. Haddon was appointed Lead Director on December 6, 2007. He was granted 100,000 stock options as compensation for this role.
During the financial year ended December 31, 2007, an aggregate of $254,503 was paid in cash to the non-executive directors of the Corporation. The following table provides details regarding compensation paid to the Corporation’s non-executive directors during the financial year ended December 31, 2007.

Aggregate
	Board Annual	Committee Chair	Aggregate Board	Committee	Total Fees Paid
	Retainer	Retainer(s)	Attendance Fee	Attendance Fee	in Cash
Name	(US$)	(US$)	(US$)	(US$)	(US$)

Denis C. Arsenault	40,480	11,385	8,096	11,132	71,093
			(based on 8 Board	(based on 11
			meetings attended)	committee meetings
attended)
James W. Ashcroft (1)	24,799	3,163	5,060	5,060	38,082
			(based on 5 Board	(based on 5
			meetings attended)	committee meetings
attended)
James P. Geyer (2)	25,912	3,239	4,048	6,072	39,271
			(based on 4 Board	(based on 6
			meetings attended)	committee meetings
attended)

Aggregate
	Board Annual	Committee Chair	Aggregate Board	Committee	Total Fees Paid
	Retainer	Retainer(s)	Attendance Fee	Attendance Fee	in Cash
Name	(US$)	(US$)	(US$)	(US$)	(US$)

Timothy J. Haddon (3)	25,912	—	5,060	6,072	37,044
			(based on 5 Board	(based on 6
			meetings attended)	committee meetings
attended)

J. John Kalmet (4)	14,568	—	3,036	3,036	20,640
			(based on 3 Board	(based on 3
			meetings attended)	committee meetings
attended)

Kerry J. Knoll	40,480	1,821	6,072	n/a (5)	48,373
(based on 6 Board
meetings attended)

(1)	Mr. Ashcroft retired from the Board on August 8, 2007.

(2)	Mr. Geyer joined the Board on May 10, 2007.

(3)	Mr. Haddon joined the Board on May 10, 2007.

(4)	Mr. Kalmet retired from the Board on May 10, 2007.

(5)	Mr. Knoll was appointed to the Compensation Committee on December 6, 2007.
Other Arrangements
None of the directors of the Corporation were compensated in their capacity as a director by the Corporation during the financial year ended December 31, 2007 pursuant to any other arrangement or in lieu of any standard compensation arrangement.
Compensation for Services
None of the directors of the Corporation were compensated for services as consultants or experts during the financial year ended December 31, 2007.
Directors’ and Officers’ Liability Insurance
The Corporation has purchased, for the benefit of the Corporation, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Corporation or its subsidiaries.
As part of the Corporation’s listing on the New York Stock Exchange on November 29, 2007, the Corporation modified its insurance coverage to include coverage for potential US securities claims effective on the date of listing.
The following are particulars of such insurance for the financial year ended December 31, 2007:
(a)	the total amount of insurance was increased to $35 million from $20 million effective August 13, 2007;

(b)	the annual premium was $167,627. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:
(i)	with respect to the directors and officers there is no deductible applicable; and

(ii)	with respect to reimbursement of the Corporation there is a deductible per claim of $500,000 for securities law claims and $250,000 for all other claims. Prior to November 29, 2007, the deductibles were $250,000 for securities claims and $100,000 for all other claims.
Composition of the Compensation Committee
The Compensation Committee is composed of three directors of the Corporation who are neither officers nor employees of the Corporation or any of its subsidiaries. At December 31, 2007, the members of the Compensation Committee were Denis C. Arsenault (Chair), James P. Geyer and Kerry J. Knoll. Mr. Knoll replaced Mr. Haddon as a member of the Compensation Committee on December 6, 2007.
Report on Executive Compensation
Compensation Committee Mandate
The Compensation Committee is a committee of the Board with the primary function to assist the Board in fulfilling its oversight responsibilities by:
•	reviewing and approving, then recommending to the Board salary, bonus and other benefits, direct or indirect, and any change control packages of the Chief Executive Officer and each executive officer;

•	reviewing and approving the Chief Executive Officer’s salary recommendations for the executive officers and recommending Chief Executive Officer salary guidelines to the Board;

•	administering the Corporation’s compensation plans, including stock option plans, outside directors’ compensation plans and such other compensation plans or structures as are adopted from time to time;

•	researching and identifying trends in employment benefits; and

•	establishing and periodically reviewing the Corporation’s policies in the area of management benefits and perquisites.
The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the base salary, bonus and participation in share compensation arrangements (long-term incentives) for each executive officer.
Previously, the Compensation Committee had received presentations in late 2006 from Mercer Human Resource Consulting regarding the executive compensation environment, market practices and investor expectations. Based on recommendations from management and on peer company information contained in this earlier report, the Compensation Committee made its recommendations to the Board for approval of the 2007 bonuses for employees, including executive officers. In its review of management’s recommendations, the Compensation Committee was satisfied that the recommended bonuses were in accordance with the Corporation’s philosophy and guidelines set forth above. Review of salaries and overall compensation of executive officers for 2008 was deferred in late 2007 pending completion of a comprehensive review of compensation practices with the assistance of the consulting firm Towers, Perrin, Forster & Crosby, Inc. (“Towers Perrin”).
Towers Perrin was retained to review the competitiveness and alignment of the Corporation’s compensation programs to the Corporation’s strategy. In March 2008, Towers Perrin presented the Towers Perrin Report on Compensation (the “Towers Perrin Report”). Towers Perrin compiled information on compensation practices using published survey data from both the mining industry and all industries (where appropriate) plus a select group of Canadian and U.S. peer companies. The Compensation Committee focused its review on executive and Board compensation and reported to the Board on the findings.
To attract, retain and motivate quality employees, the Corporation’s compensation philosophy targets base compensation at competitive levels between the 50th and 75th percentiles for base salaries with total compensation including short and long-term incentives targeted at the 75th percentile or higher in high performance years. Incentives are used to recognize group and individual contributions, and these awards are based on both performance and company success. Towers Perrin determined that the executive compensation levels/programs generally mirror market 50th and 75th percentile competitive practices when compared to published survey data with higher levels in certain cases, due primarily to the long tenure of some senior employees and required to ensure retention of experienced management in senior positions.
Merit increases in base salaries are awarded based on annual reviews of individual performance. The Compensation Committee will review executive compensation including base salaries and short and long-term incentives annually, with input from management, and on an as-needed basis, with input from outside consultants.
Towers Perrin also reviewed outside directors’ compensation practices reporting that the practices were competitive with the exception of the Board and Committee meeting fees. Effective January 1, 2008, the meeting fee was increased from C$1,000 to C$1,500 per Board or committee of the Board meeting. A recommendation was made that any future option grants should be made on an annual basis rather than a multi-year basis. The Compensation Committee will review this recommendation during 2008.
In 2008, Towers Perrin’s fees for the total compensation reviews carried out in early 2008 totaled approximately $150,000 (including taxes) for both an executive and broad-based compensation review and outside director compensation study. No other work has been conducted in 2008. The decisions of the Compensation Committee are its responsibility and may reflect factors other than the information provided by Towers Perrin.
When reviewing the compensation of the Corporation’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following three components:
(a)	base salary;

(b)	bonus; and

(c)	long-term incentives in the form of stock options granted in accordance with the Stock Option Plan.

Base Salary
The base salary of each particular executive officer is determined by (1) an assessment by the Compensation Committee, with the assistance of management, (2) an assessment by the Board of such executive’s performance, (3) a consideration of competitive compensation levels in companies similar to the Corporation, (4) a review of the performance of the Corporation as a whole and (5) reviewing the role such executive officer played in such corporate performance. Salaries of executive officers were adjusted effective January 1, 2008 to achieve the desired target competitive range approved by the Compensation Committee.
Bonus
Bonuses are performance-based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance. In consultation with management, the Compensation Committee is formalizing its annual incentive award program so that performance objectives are clearly articulated and linked to specific, measurable goals with individual measurable performance criteria being set for senior executives, including the Named Executive Officers, to assist in determining bonus payments for 2008.
In November and December of 2007, the Compensation Committee reviewed recommendations of management for bonus payments to all employees, including the Named Executive Officers in respect of the financial year ended December 31, 2007. In approving the bonus payments, the Compensation Committee considered past bonus practices of the Corporation, employee expectations, the competitive environment in the mining industry, and the Corporation’s financial and operating performance through 2007, particularly in the first half of the year. For executive officers, the Compensation Committee also considered the contribution of the individuals in developing the Corporation’s business and in integrating the newly acquired operations into a public company and transforming the Corporation into a senior operating company.
Long-Term Incentives
The Corporation provides a long-term incentive by granting stock options to executive officers pursuant to the Stock Option Plan. The options granted permit executives to acquire Common Shares at an exercise price equal to the market price of such shares, as determined under the rules of the TSX on the date of the grant. The objective of granting options is to encourage executives to acquire an ownership interest in the Corporation over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Corporation and its shareholders. In 2006, multi-year stock option grants were awarded in recognition of the Corporation’s success, past performance and contribution to future success of the Corporation. No additional stock options were granted to executive officers, including the Named Executive Officers, in 2007. The Towers Perrin Report found that for executives, these long-term incentives were competitive. A recommendation was made that any future option grants should be made on an annual, rather than a multi-year, basis.
Chief Executive Officer Compensation
The Compensation Committee:
(a)	periodically reviews the terms of reference for the Corporation’s Chief Executive Officer and recommends any changes to the Board for approval;

(b)	reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to the Board for approval;

(c)	leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to the Board;

(d)	recommends Chief Executive Officer compensation to the Board for approval, based on the results of the Chief Executive Officer’s evaluation; and

(e)	reviews, and if appropriate recommends to the Board for approval, any agreements between the Corporation and the Chief Executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.
The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Corporation, namely base salary, bonus and long-term incentives in the form of stock options. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation.
The Chief Executive Officer’s 2007 base salary was set in December 2006 based on industry survey information reviewed by the Compensation Committee in November and December of 2006 and was not adjusted in 2007. The 2008 base salary levels were adjusted after receipt by the Compensation Committee of the Towers Perrin Report in March 2008. In setting the Chief Executive Officer’s salary in 2006, the Compensation Committee considered salaries paid to other senior officers in the Corporation, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Corporation’s objectives for the previous financial year. The Compensation Committee was satisfied that all such recommendations comply with the Compensation Committee’s policy which is both motivational and competitive to put the Corporation in a position to attract, retain and inspire performance of executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Corporation. In March 2008, based on the published survey data in the Towers Perrin Report, and in recognition of both Mr. Loughrey’s individual performance and the Corporation’s strong performance in its first full year as a publicly trading molybdenum producer, the Chief Executive Officer’s salary was increased to $525,000 so that, together with his long-term incentives, his total compensation package would fall near the 75th percentile.
Mr. Loughrey earned a cash bonus for the financial year ended December 31, 2007 of $675,000. In considering this bonus payment, the Compensation Committee considered Mr. Loughrey’s leadership of the Corporation, his contribution in developing the Corporation’s business and in integrating the newly acquired operations into a public company and transforming the Corporation into a senior operating company. Mr. Loughrey is also entitled to a retention payment of $157,031 under a retention and severance arrangement entered into in October 2004 under which 40% of this amount was paid on September 30, 2007 and the remaining 60% of this amount will be paid on the earlier of September 30, 2012 and Mr. Loughrey’s termination/retirement.
During the financial year ended December 31, 2006, Mr. Loughrey was granted options to purchase 475,000 Common Shares under the Stock Option Plan. No additional stock options or other long-term incentives were granted to Mr. Loughrey in 2007.
The foregoing report has been submitted by the Compensation Committee:
Denis C. Arsenault (Chair)
James P. Geyer
Kerry J. Knoll

Performance Graph
The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2002 against the cumulative total shareholder return of the S&P/TSX Composite Index (the S&P/TSXV Composite Index from December 31, 2002 to December 31, 2004) and the S&P/TSX Composite Index — Materials for the three most recently completed financial years of the Corporation, assuming the reinvestment of all dividends. The Common Shares were halted from trading on the TSX Venture Exchange on November 18, 2004 and commenced trading on the TSX on October 17, 2005.

	2002	2003	2004	2005	2006	2007
Thompson Creek Metals Company Inc.	$100.00	$121.88	$56.25	$218.75	$3,084.38	$5,306.25
S&P/TSX Composite Index	$100.00	$126.72	$145.07	$180.08	$211.16	$231.92
S&P/TSX Composite Index — Materials	$100.00	$127.54	$136.04	$156.88	$219.34	$285.72

Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides details of compensation plans under which equity securities of the Corporation are authorized for issuance as of the financial year ended December 31, 2007.
Equity Compensation Plan Information

	Number of securities			Number of securities
	to be issued upon	Weighted-average		remaining available for
	exercise of outstanding	price of outstanding		future issuance under
	options, warrants and	options, warrants and		equity compensation plans
Plan Category	rights(1)	rights		(2)
Equity compensation plans approved by securityholders	7,496,000	C$	10.57	2,164,915
Equity compensation plans not approved by securityholders	Nil		N/A	N/A

Total	7,496,000	C$	10.57	2,164,915

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options.

(2)	Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan of 10% of the number of issued and outstanding Common Shares at May 10, 2007 of 111,749,158.
Stock Option Plan
A copy of the Stock Option Plan, as amended and restated effective May 10, 2007, is available under the Corporation’s profile on SEDAR at www.sedar.com.
The Stock Option Plan is designed to provide a long-term incentive to eligible participants, comprised of employees, officers, directors and consultants. The aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan was set at 11,174,915, 10% of the number of issued and outstanding Common Shares on May 10, 2007. Options to purchase an aggregate of 7,385,000 Common Shares, representing approximately 6.5% of the issued and outstanding Common Shares as of the date hereof, are currently outstanding under the Stock Option Plan and 4,720,000 Common Shares were issued during the year ended December 31, 2007 upon exercise of options granted under the Stock Option Plan. Options to purchase an aggregate of 2,164,915 Common Shares, representing approximately 1.9% of the issued and outstanding Common Shares, remain available for issuance under the Stock Option Plan. Any options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan.
Subject to regulatory approval, the Board may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time provided that the Board obtains the consent of the optionee if the rights of the optionee shall be adversely affected by the amendment.

Under the current terms of the Stock Option Plan, options granted under the Stock Option Plan have an exercise price of no less than the Market Price as defined by the TSX on the day on which the option is granted and are exercisable for a period not to exceed five years. The vesting of stock options is at the discretion of the Board. Options granted under the Stock Option Plan are not transferable or assignable and terminate: (i) 90 days following the date of termination of the optionee’s employment or upon ceasing to be a director and/or officer of the Corporation for any cause other than by retirement, permanent disability or death, subject to the discretion of the Board to extend the date of termination of options; (ii) within a period of one year following the death of an optionee; or (iii) within a period of three months following the termination of the optionee’s employment by permanent disability or retirement. The Stock Option Plan does not provide for the granting of stock appreciation rights. The number of shares subject to an option under the Stock Option Plan shall be determined by the Stock Option Plan administrator, but no optionee shall be granted an option, which, when aggregated with any other options or Common Shares allotted to the optionee under the plan, exceeds 5% of the issued and outstanding Common Shares in any 12 month period on a non-diluted basis. The aggregate number of options granted to all insiders shall not exceed 10% of the issued and outstanding Common Shares in any 12 month period on a non-diluted basis. The aggregate number of options granted to all persons, including employees providing investor relations activities to the Corporation, shall not exceed 2% of the issued and outstanding Common Shares in any 12 month period on a non-diluted basis.
Corporate Governance Practices
In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.
The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees and shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces. The directors are kept informed of the Corporation’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The Corporation’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Corporation continues to monitor developments with a view to further revising its governance policies and practices, as appropriate.
A comparison of the Corporation’s corporate governance practices against the New York Stock Exchange listing standards can be found on the Corporation’s website at www.thompsoncreekmetals.com.
The following is a description of the Corporation’s corporate governance practices which has been prepared by the Board.

Board of Directors
Independence of the Board
Five out of the seven members of the Board are independent within the meaning of the Governance Guidelines and hold regularly scheduled meetings. Each of Denis C. Arsenault, James P. Geyer, Timothy J. Haddon, Kerry J. Knoll and Thomas J. O’Neil are independent. Kevin Loughrey is not independent as he is an officer of the Corporation and Ian J. McDonald is not independent as he is a former officer of the Corporation.
To facilitate the functioning of the Board independently of management, the following structures and processes are in place:
•	there are no members of management on the Board, other than the Chairman and Chief Executive Officer of the Corporation;

•	when appropriate, members of management, including the Chairman and Chief Executive Officer and Vice Chairman, are not present for the discussion and determination of certain matters at meetings of the Board;

•	under the by-laws of the Corporation, any two directors may call a meeting of the Board;

•	the Chairman and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year; and

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.
Lead Director
The Chairman and Chief Executive Officer (Mr. Loughrey) and the Vice Chairman of the Board (Mr. McDonald) are not independent directors. The Chairman, or in his absence, the Vice Chairman of the Board, chairs the meetings of the Board and shareholder meetings. On December 6, 2007, a Lead Director was appointed (Mr. Haddon) to assist the Chairman and the Vice Chairman in managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Lead Director’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Lead Director also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board.
Meetings of the Board and Committees of the Board
The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Corporation’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. During the financial year ended December 31, 2007, the Board met eight times, the Audit Committee met six times, and the Compensation Committee met four times. The Environment, Health and Safety Committee did not meet in 2007 but met in early 2008 and visited the

Corporation’s mining operations. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2007.

Meetings Attended out of Meetings Held
Director	Board	Audit Committee	Compensation Committee
Kevin Loughrey	8 out of 8	n/a	n/a
Ian J. McDonald	8 out of 8	n/a	n/a
Denis C. Arsenault	8 out of 8	6 out of 6	4 out of 4
James W. Ashcroft(1)	5 out of 5	3 out of 4	2 out of 2
Timothy J. Haddon(2)	5 out of 5	4 out of 4	2 out of 2
James P. Geyer(2)	4 out of 5	3 out of 3	3 out of 3
J. John Kalmet(3)	3 out of 3	2 out of 3	1 out of 1
Kerry J. Knoll	6 out of 8	n/a	n/a

(1)	Mr. Ashcroft retired from the Board on August 8, 2007.

(2)	Messrs. Haddon and Geyer were appointed to the Board on May 10, 2007.

(3)	Mr. Kalmet retired from the Board on May 10, 2007.
The Board’s policy is to hold in-camera meetings at the end of each Board or committee of the Board meeting.
Other Public Company Directorships/Committee Appointments
The following table provides details regarding directorships and committee appointments held by the Corporation’s directors in other public companies. No director of the Corporation serves on the board of any other public company with any other director of the Corporation.

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments

Kevin Loughrey	None	None

Ian J. McDonald	None	None

Denis C. Arsenault	Alliance Grain Traders Income Fund (formerly Agtech Income Fund) (since November 2004)	Audit Committee

	Metals Creek Resources Corp. (formerly The Endurance Fund Corporation) (since June 2004)	Audit Committee

	Rockcliff Resources Inc. (since September 2006)	Audit Committee

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments

Timothy J. Haddon	Anatolia Minerals Development Limited (since September 1998)	Audit Committee Environmental, Health & Safety Committee

James P. Geyer	Gold Reserve Inc. (since March 2002)	None

Kerry J. Knoll	Black Pearl Minerals Consolidated Inc. (since July 2004)	Compensation Committee

	Independent Nickel Corp. (since April 2005)	Compensation Committee

	Golden Goose Resources Inc. (since May 2006)	Compensation and Nominating Committees

Thomas J. O’Neil	Fording Canadian Coal Trust (since December 2003)	Environment, Health and Safety Committee Governance Committee
The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Corporation’s Audit Committee.
Board Mandate
The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation; and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:
•	the assignment to the various committees of directors the general responsibility for developing the Corporation’s approach to (i) corporate governance issues; (ii) financial reporting and internal controls; (iii) issues relating to compensation of officers and employees; and (iv) safety and environmental issues;

•	approving disclosure and securities compliance policies, including communications policies of the Corporation;

•	reviewing the composition of the Board and establishing its independence criteria;

•	the continuing evaluation of the performance of the President and Chief Executive Officer and other executives and ensure management succession;

•	the assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board;

•	ensuring that an appropriate review selection process for new nominees to the Board is in place; and

•	ensuring that an appropriate comprehensive orientation and education program for new members of the Board and ongoing education for all directors is in place.
The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, and the Environment, Health and Safety Committee.
A copy of the Charter of the Board of Directors, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.
Position Descriptions
Written position descriptions have been developed by the Board for the Lead Director and the Chief Executive Officer of the Corporation. Written position descriptions for the Chairmen of each of the committees of the Board are currently being developed.
Orientation and Continuing Education
The Board is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the Board will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Corporation’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Corporation; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.
Code of Business Conduct and Ethics
The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Board has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Corporation’s Chief Executive Officer or other appropriate person. A copy of the Code may be accessed under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.thompsoncreekmetals.com.
The Code is intended to document the principles of conduct and ethics to be followed by the Corporation and its employees, officers and directors. Its purpose is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest. All employees, officers and directors are also required to adhere to the Corporation’s other policies which may be adopted relating to disclosure or insider trading.

Whistleblower Policy
The Corporation has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made to the Chairman of the Audit Committee in writing. Once received, the Audit Committee investigates each matter so reported and takes corrective and disciplinary action, if appropriate.
Nomination of Directors
The Board is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through the development of a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, experience in the mining industry, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Corporation.
The Board periodically reviews its charters and committees; assisting the Lead Director in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; reviewing and preparing corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Corporation’s management information circular; annually reviewing its relationship with management to ensure the Board is able to, and in fact does, function independently of management; identifying individuals qualified to become Board members and members of Board committees; annual reviewing of its performance; and monitoring compliance by the Corporation with legal and regulatory requirements.
Compensation
The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Corporation’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Corporation’s overall compensation and benefits philosophies.
The Compensation Committee’s responsibilities include:
•	providing periodic reports to the Board on compensation matters;

•	annually reviewing and making recommendations to the Board upon the recommendation of members of senior management with respect to the Corporation’s compensation and benefits philosophies and programs for employees, including base salaries, bonus and incentive plans, deferred compensation and retirement plans and share purchase and issuance plans. As part of its review process, the Compensation Committee will review peer group and other mining industry compensation data reported through surveys and other sources;

•	annually reviewing and making recommendations to the Board with respect to the Corporation’s compensation and benefit programs for the Chief Executive Officer and other senior officers of the Corporation including base salaries, bonuses or other performance incentives and stock options. In setting the Chief Executive Officer’s salary, the Compensation Committee will take into consideration salaries paid to chief executive officers in the mining industry. The Chief Executive Officer’s contribution towards the Corporation’s achievement of business goals and objectives for the previous financial year will form the basis for the Compensation Committee’s recommendations concerning bonus or other performance recognition awards;

•	reviewing and making recommendations to the Board with respect to the implementation or variation of stock options, share purchase plans, compensation and incentive plans and retirement plans;

•	reviewing and recommending to the Board, the compensation of the Board including, annual retainer, meeting fees, option grants and other benefits conferred upon the Board; and

•	preparing an annual report on Executive Compensation.
Advisors to the Committee
During the financial year ended December 31, 2007, Towers Perrin were engaged to provide assistance to the Compensation Committee in determining compensation for the Corporation’s directors and executive officers and to provide advice to the Compensation Committee on policy recommendations prepared by management. See “Report on Executive Compensation — Compensation Committee Mandate” above for further details regarding the engagement of Towers Perrin.
Committees of the Board
The Board currently has the following three standing committees:
•	the Audit Committee;

•	the Compensation Committee; and

•	the Environment, Health and Safety Committee.
All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:
Audit Committee — Denis C. Arsenault (Chair), James P. Geyer and Timothy J. Haddon
Compensation Committee — Denis C. Arsenault (Chair), James P. Geyer and Kerry J. Knoll
Environment, Health and Safety Committee — Thomas J. O’Neil (Chair), James P. Geyer and Timothy J. Haddon
The Board intends to appoint a Corporate Governance Committee in May 2008.
Audit Committee
The Audit Committee’s primary duties and responsibilities are:
•	overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or the public and other relevant documents;

•	recommending the appointment of and reviewing and appraising the audit work of the Corporation’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board;

•	serving as an independent and objective party to oversee and monitor the Corporation’s financial reporting process and internal controls, the Corporation’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements; and

•	encouraging continuous improvement of, and fostering adherence to, the Corporation’s policies, procedures and practices.
Further information regarding the Audit Committee is contained in the Corporation’s annual information form (the “AIF”) dated March 28, 2008 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”. The AIF is available under the Corporation’s profile at www.sedar.com.
Compensation Committee
The Compensation Committee’s primary duties and responsibilities are:
•	reviewing, approving and recommending to the Board salary, bonus and other benefits, direct or indirect, and any change control packages of the Chief Executive Officer and other members of the senior management team;

•	recommending salary guidelines to the Board;

•	administering the Corporation’s compensation plans, including stock option plans, outside directors’ compensation plans and such other compensation plans or structures as are adopted by the Corporation from time to time;

•	researching and identifying trends in employment benefits; and

•	establishing and periodically reviewing the Corporation’s policies in the area of management benefits and perquisites.
Environment, Health and Safety Committee
The purposes of the Environment, Health and Safety Committee are to assist the Board in its oversight of environment, health and safety matters, including monitoring the implementation and management of the Corporation’s policies, procedures and practices relating to environment, health and safety matters.
In particular, the Environment, Health and Safety Committee has the authority and responsibility for:
•	reviewing the Committee’s charter annually and recommending changes as necessary with the approval of the Board;

•	reviewing and monitoring the environmental, safety and health policies and activities of the Corporation on behalf of the Board to ensure that the Corporation is in compliance with appropriate laws and legislation;

•	ensuring that management communicates to the Corporation’s employees, consultants and contractors the importance of developing: (i) a culture of environmental responsibility; and (ii) an awareness of the importance of health and safety;

•	assisting the Corporation’s management in developing and implementing environmental performance procedures, policies and standards that can be used to provide a continual measure of environmental performance and continuous environmental improvement of the Corporation;

•	monitoring compliance with legal requirements and internal targets; as well communicate demonstrated commitment to the environment to shareholders and stakeholders, including all of the Corporation’s employees, consultants and contractors;

•	assisting the Corporation’s management in implementing an environmental compliance audit program, requesting and obtaining from management periodic status reports on such program and providing feedback on necessary improvement to the program;

•	assisting the Corporation’s management in implementing appropriate environment, health and safety programs and requesting and obtaining from management periodic reports on such programs; and

•	reporting regularly to the Board.
Board Assessments
The Board has implemented a formal process to evaluate the effectiveness and functioning of the Board and its committees and individual director’s self-evaluation. Initial evaluation questionnaires have been completed and returned to Timothy J. Haddon, Lead Director. Mr. Haddon will review the completed questionnaires, discuss comments with the directors and report to the Board on the evaluation process and the comments received in those questionnaires. These questionnaires will be used to assess the effectiveness of the Board, the Vice Chairman, the Chairman, the committees of the Board and the individual directors and to recommend any improvements in the Board and committee procedures.
Indebtedness of Directors and Executive Officers
None of the Corporation’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2007, indebted to the Corporation or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Corporation or any of its subsidiaries.
Interest of Certain Persons in Matters to be Acted Upon
No (a) director or executive officer of the Corporation who has held such position at any time since January 1, 2007; (b) proposed nominee for election as a director of the Corporation; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
Interest of Informed Persons in Material Transactions
Since January 1, 2007, no informed person of the Corporation, nominee for election as a director of the Corporation, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

Election of Directors
The Corporation’s Articles of Incorporation and the Business Corporations Act (Ontario) provide that the Board consists of a minimum of three and a maximum of 15 directors. The Board currently consists of seven directors. At the Meeting, the seven persons named hereunder will be proposed for election as directors of the Corporation (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Corporation. Six of the Nominees, Denis C. Arsenault, James P. Geyer, Timothy J. Haddon, Kerry J. Knoll, Kevin Loughrey and Ian J. McDonald, were elected at the last annual meeting of the Corporation’s shareholders held on May 10, 2007. Mr. O’Neil was appointed to the Board effective January 1, 2008.
The following table sets forth the name, province/state and country of residence, principal occupation, date they first became a director of the Corporation and number of shares beneficially owned by each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 28, 2008.

Number of Common Shares
Name,		Date First Became a	Beneficially Owned, Directly or
Province/State and Country of		Director of	Indirectly, or Over Which Control
Residence	Principal Occupation	the Corporation	or Direction is Exercised

Kevin Loughrey Colorado, United States	Chairman and Chief Executive Officer of the Corporation	December 5, 2006	3,750 (5)

Ian J. McDonald Ontario, Canada	Vice Chairman and a Director of the Corporation	April 30, 1997	543,247 (6)

Timothy J. Haddon (1)(3)(4) Colorado, United States	President and Chief Executive Officer of International Natural Resource Management Co. (private company involved in mining industry investment and consultation), and Chairman of Anatolia Minerals Development Limited (mineral exploration company)	May 10, 2007	Nil (7)

Number of Common Shares
Name,		Date First Became a	Beneficially Owned, Directly or
Province/State and Country of		Director of	Indirectly, or Over Which Control
Residence	Principal Occupation	the Corporation	or Direction is Exercised

Denis C. Arsenault (1)(2) Ontario, Canada	Chief Financial Officer of Central Sun Mining Inc. (mining company)	May 18, 2005	123,500 (8)

James P. Geyer (1)(2)(3) Washington, United States	Senior Vice President and Director of Gold Reserve Inc. (mineral development company)	May 10, 2007	Nil (9)

Kerry J. Knoll (2) Ontario, Canada	President of Stonegate Minerals Ltd. ( private company involved in mining industry investment)	April 30, 1997	685,496 (10)

Thomas J. O’Neil (3) Arizona, United States	Independent Director; Director of Fording Canadian Coal Trust	January 1, 2008	Nil (11)

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Environment, Health and Safety Committee.

(4)	Mr. Haddon is Lead Director.

(5)	Mr. Loughrey also holds options to acquire 475,000 Common Shares.

(6)	Mr. McDonald also holds options to acquire 475,000 Common Shares.

(7)	Mr. Haddon holds options to acquire 325,000 Common Shares.

(8)	Mr. Arsenault also holds options to acquire 225,000 Common Shares and warrants to acquire 25,000 Common Shares.

(9)	Mr. Geyer holds options to acquire 205,000 Common Shares.

(10)	Mr. Knoll also holds options to acquire 225,000 Common Shares.

(11)	Mr. O’Neil holds options to acquire 225,000 Common Shares.
The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.
     Kevin Loughrey — Chairman, Chief Executive Officer and Director. Mr. Loughrey is currently the Chairman and Chief Executive Officer of the Corporation. Prior to January 1, 2008, Mr. Loughrey was President and Chief Executive Officer of the Corporation. Prior to the acquisition by the Corporation of Thompson Creek Metals Company (now Thompson Creek Metals Company USA (“Thompson Creek USA”) in October 2006, Mr. Loughrey was the President of Thompson Creek USA and as such was responsible for all of the Thompson Creek operations. He was the principle negotiator, on behalf of the Thompson Creek shareholders, of the Thompson Creek Acquisition. Mr. Loughrey has also been the Senior Vice President and General Counsel for First Dynasty Mines Ltd. and Cyprus Amax Minerals Company (“Cyprus”). In his capacity for Cyprus, Mr. Loughrey was responsible for complex legal matters including several major acquisitions, listing Cyprus on the New York Stock Exchange, and was prominent in the 1993 merger of Cyprus with Amax Metals Company. Mr. Loughrey has 28 years of experience in the mining business.
     Ian J. McDonald — Vice Chairman and Director. Mr. McDonald is currently the Vice Chairman of the Board of the Corporation and Chairman of Stonegate Minerals Ltd., a private company that invests in the mining industry. Prior to January 1, 2008, Mr. McDonald was Executive Chairman of the Board of the Corporation and, prior to his appointment as Executive Chairman, he held various positions with the Corporation, including Chairman, President and Chief Executive Officer of the Corporation, since February 2005. He was also Chairman of the Board of Glencairn Gold Corporation (now Central Sun Mining Inc.) from 1988 to 2006 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. (now Goldcorp Inc.) for 11 years until 2001, guiding it from a junior explorer into the only successful Canadian heap leach miner. Mr. McDonald has more than 25 years experience in the resource sector in progressively more senior roles as financial adviser, company founder, senior executive and board chairman of junior and intermediate mining companies. He graduated from Toronto’s Ryerson University Business Program in 1977. He joined Richardson Greenshields (now integrated into RBC Dominion Securities) in 1981 and established himself as one of the firm’s top investment advisers and a specialist in derivatives. In 1986, he joined Yorkton Securities Inc. as an investment adviser, specializing in mining issues, and soon became one of the firm’s leading investment advisers for medium to high net worth clients. His direct involvement in the mining industry began in 1987 with the founding of Glencairn.
     Timothy J. Haddon — Director. Mr. Haddon is currently the President, Chief Executive Officer, a director and 50% owner of International Natural Resource Management Co., a private company which invests in and provides consulting services to the mining industry. He is also Chairman of Anatolia Minerals Development Limited, a TSX-listed exploration company. Prior thereto, from October 1997 to December 2002, he was President and Chief Executive Officer of Archangel Diamond Corporation, from April 1994 to June 1997, he held various positions with First Dynasty Mines Ltd., the latest being Chairman and Chief Executive Officer, and from June 1989 to March 1994, he was President and Chief Executive Officer of Amax Gold Inc. He holds a Bachelor of Science in Mining Engineering from the Colorado School of Mines.
     Denis C. Arsenault — Director. Mr. Arsenault is currently the Chief Financial Officer of Central Sun Mining Inc. Prior thereto, from 2001 to 2006, he was Vice President, Finance and Chief Financial Officer of Orbus Pharma Inc. Mr. Arsenault has held senior financial positions in a range of sectors, including mining and resources, communications, truck trailer manufacturing and life sciences. He began his career with KPMG in 1981, later joining Maclean Hunter Ltd.’s Key Radio Limited. In 1985, he founded Wasserman Arsenault, Chartered Accountants, and in 1995 became Vice President, Finance and Chief Financial Officer for Mond Industries (Trailmobile Canada Ltd.). Mr. Arsenault is a Chartered Accountant with more than 20 years experience.
     James P. Geyer — Director. Mr. Geyer is currently Senior Vice President of Gold Reserve Inc., a TSX-listed mineral development company. Prior thereto, from March 1987 to January 1997, he held various positions with Pegasus Gold Corporation, the latest being Vice President, Operations. Mr. Geyer holds a Bachelor of Science in Mining Engineering from the Colorado School of Mines.
     Kerry J. Knoll — Director. Mr. Knoll is President of Stonegate Minerals Ltd. Until October 2007, Mr. Knoll was Chairman of the Board of Glencairn Gold Corporation and, prior to his appointment as Chairman, he was President and Chief Executive Officer of Glencairn since its incorporation in 1987. He was also the co-founder of Wheaton and stayed with that company for 11 years in various capacities, including President. Other accomplishments during his career include terms as the editor of both The Northern Miner Magazine and the Canadian Mining Journal.

     Thomas J. O’Neil — Director. Mr. O’Neil is currently a Director of Fording Canadian Coal Trust. From 2000 to 2003, he was President and Chief Operating Officer of Cleveland-Cliffs Inc., where he was Executive Vice President Operations from 1994 to 1999 and Senior Vice President Technical from 1991 to 1994. Mr. O’Neil was Manager, New Business Development, Amoco Metals Company from 1981 to 1985. He served in senior positions with Cyprus Minerals Company from 1985 to 1991, including: Copperstone Project Manager, Cyprus Gold; Vice President, Cyprus Gold Australia; Vice President and General Manager, Cyprus Sierrita; and Vice President, Engineering and Development, Cyprus Copper. Mr. O’Neil holds a Ph.D. in Mining Engineering from the University of Arizona and subsequently was a Professor and Head of the university’s Department of Mining and Geological Engineering.
Cease Trade Orders, Bankruptcies, Penalties and Sanctions
No proposed director of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No proposed director of the Corporation is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
No proposed director of the Corporation has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
No proposed director of the Corporation has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
Appointment of Auditors
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors of the Corporation on January 8, 2007.

Continuance from Ontario to British Columbia
Certain aspects of the Business Corporations Act (British Columbia) (the “BC Act”) will, in the Corporation’s view, better facilitate the Corporation’s business and affairs than the Business Corporations Act (Ontario) (the “Ontario Act”) under which the Corporation was incorporated. In particular, the BC Act offers the Corporation greater flexibility with respect to recruitment of non-resident directors. The BC Act will also provide the Corporation with greater flexibility in its inter-company financial planning in that it permits subsidiaries to hold shares of the Corporation.
The BC Act and the Ontario Act are generally similar, although there are some differences between the two statutes. A table summarizing certain differences between the BC Act and the Ontario Act that may be significant to shareholders of the Corporation is attached as Schedule “B” to this management information circular. The summary in Schedule “B” is not intended to be exhaustive. For a full understanding of the differences and similarities of the BC Act and the Ontario Act, reference should be made to the text of the two statutes, both available at http://www.canlii.org/. Management believes that the continuance from Ontario to British Columbia will not adversely affect the rights of shareholders of the Corporation.
Management is of the view that changing the corporate domicile of the Corporation from Ontario to British Columbia would be advantageous to the Corporation, and the Corporation is therefore seeking the approval and authorization of its shareholders to continue under the BC Act (the “Continuance”). In connection with the Continuance, the Corporation will adopt articles of continuance under the BC Act that are substantially similar to its current articles of incorporation, with the exception of certain provisions to be added to maintain consistency with the requirements of the Ontario Act (as more fully described in Schedule “B”). The text of the special resolution (the “Special Resolution”) that would give effect to the Continuance is attached to this management information circular as Schedule “C”. To be effective, a resolution authorizing the Continuance must be passed by two-thirds of the votes cast by shareholders present in person or represented by proxy at the Meeting. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of the Continuance.
Shareholders are entitled to certain dissent rights under the Ontario Act and to be paid the fair value of their Common Shares if they dissent to the Continuance and the Continuance becomes effective. The registered shareholder must dissent with respect to all of the Common Shares held by such registered shareholder on behalf of any one dissenting beneficial shareholder. A management summary of the registered shareholder dissent rights is set forth below.
Dissent Rights
Section 185 of the Ontario Act provides registered holders of Common Shares, in connection with the vote on the Continuance, with the right to dissent and, if the Continuance is effected, to be paid by the Corporation the “fair value” of their shares, determined as of the close of business on the last business day before the Special Resolution is adopted. A summary of Section 185 of the Ontario Act providing for these rights is set out below. The summary is qualified in its entirety by reference to Section 185, the complete text of which is annexed hereto as Schedule “D” and forms a part of this management information circular.
Failure to strictly comply with the requirements of Section 185 of the Ontario Act may result in the loss of any right of dissent. The right of dissent provided for under Section 185 of the Ontario Act applies only to registered shareholders of the Corporation, and accordingly, only registered shareholders may exercise a right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to exercise a right of dissent must make arrangements for the Common Shares beneficially owned by them to be registered in their name prior to the time the written objection is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of their Common Shares to dissent on their behalf.
To comply with Section 185, a dissenting shareholder must send to the Corporation a written objection to the Continuance at or before the Meeting. An application may be made to the court by originating notice after the adoption of the Special Resolution by the Corporation or by a shareholder if such shareholder has sent an objection to the Corporation as set forth above, to fix the fair value of his, her or its Common Shares. If such a court application is made, the Corporation shall, unless the court otherwise orders, send to each dissenting shareholder a written offer to pay such shareholder an amount considered by the directors to be the fair value of the shares: (a) at least ten days before the date on which the application is returnable, if the Corporation is the applicant, or (b) within ten days after the Corporation is served with a copy of the originating notice, if a shareholder is the applicant.
On this court application, the court shall make an order: (a) fixing the fair value of the Common Shares of all dissenting shareholders who are parties to the application; (b) giving judgment in that amount against the Corporation and in favour of each of those dissenting shareholders; and (c) fixing the time within which the Corporation must pay that amount to a shareholder. On the first to occur of: (a) the Continuance being effected; (b) the making of an agreement between the dissenting shareholder and the Corporation as to the payment to be made by the Corporation for the dissenting shareholder’s Common Shares; or (c) the pronouncement of the court order referred to above; the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his, her or its Common Shares in the amount agreed to or in the amount of the judgment, as the case may be. Until one of the events described above occurs, the shareholder may withdraw its dissent or the Corporation may rescind the Special Resolution, and in either event proceedings under Section 185 shall be discontinued.
The Corporation is prohibited from making a payment to a dissenting shareholder under Section 185 of the Ontario Act if there are reasonable grounds for believing that: (a) the Corporation is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities. In such event, and notwithstanding that a judgment has been given in favour of a dissenting shareholder as referred to above, the dissenting shareholder, by written notice delivered to the Corporation within 30 days after receiving a notice from the Corporation that it is unable lawfully to pay dissenting shareholders for their shares, may withdraw its notice of objection, in which case the Corporation is deemed to consent to the withdrawal and the shareholder is reinstated to its full rights as a shareholder. If the dissenting shareholder fails to deliver such notice, it retains a status as a claimant against the Corporation, to be paid as soon as the Corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.
The directors of the Corporation may, notwithstanding requisite shareholder approval, abandon the application for the Continuance without further approval of the shareholders, all as provided under the Ontario Act. In making such determination, the directors, in their discretion, will determine whether it is in the best interests of the Corporation to proceed with the Continuance, after considering all relevant factors at the particular time, whether or not foreseen at this date.
The procedures required in connection with the exercise of rights under Section 185 of the Ontario Act are very technical, complex and in most cases, time-consuming and expensive. The sending of a notice of dissent does not deprive a shareholder of its right to vote against the Special Resolution; however, a vote against the Special Resolution does not constitute a notice of dissent.

Additional Information
Additional information relating to the Corporation, including the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2007, can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Corporation’s website at www.thompsoncreekmetals.com. Shareholders may also contact the Director, Investor Relations of the Corporation by phone at (416) 860-1438 or by e-mail at info@tcrk.com to request copies of these documents.
Directors’ Approval
The contents of this management information circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
“Kevin Loughrey”
Kevin Loughrey
Chairman and Chief Executive Officer

Toronto, Ontario
March 28, 2008

SCHEDULE “A”
CHARTER OF THE BOARD OF DIRECTORS
PART 1 — I. PURPOSE
The Board of Directors of Thompson Creek Metals Company Inc. (the “Corporation”) is responsible for the general supervision of the management of the business and for acting in the best interests of the Corporation and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, a Compensation Committee and such further committees as the Board may appoint. The Board of Directors shall meet regularly to review the business operations, corporate governance and financial results of the Corporation. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of the Corporation.
PART 2 — II. RESPONSIBILITIES
The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:
•	The assignment to the various committees of directors the general responsibility for developing the Corporation’s approach to: (i) corporate governance issues; (ii) financial reporting and internal controls; (iii) issues relating to compensation of officers and employees; and (iv) safety and environmental issues.
•	Approving disclosure and securities compliance policies, including communications policies of the Corporation.
•	Reviewing the composition of the Board of Directors and establishing its independence criteria.
•	The continuing evaluation of the performance of the President and Chief Executive Officer and other executives and ensure management succession.
•	The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.
•	Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.
•	Ensuring that an appropriate comprehensive orientation and education program for new members of the Board of Directors and ongoing education for all directors is in place.
•	With the assistance of the Audit Committee:
•	Ensuring the integrity of the Corporation’s internal controls and management information systems.

•	Ensuring the Corporation’s ethical behavior and compliance with laws and regulations, audit and accounting principles and the Corporation’s own governing documents.

•	Identification of the principal risks of the Corporation’s business and ensuring that appropriate systems are in place to manage these risks.

•	Review and approval of significant operational and financial matters and the provision of direction to management on these matters.

•	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Corporation’s reported financial performance.
•	With the assistance of the Compensation Committee and the President and Chief Executive Officer, the approval of the compensation of the senior management team.
•	The review of strategic planning process, approval of key strategic plans that take into account business opportunities and business risks identified by the Audit Committee and monitoring performance against such plans.
•	The review and approval of corporate objectives and goals applicable to the Corporation’s senior management.
•	Reviewing with senior management major corporate decisions which require Board approval and approving such decisions as they arise.
•	Obtaining periodic reports from senior management on the Corporation’s operations including, but without limitation, reports on safety and environment issues and security issues surrounding the Corporation’s employees and assets and the protection mechanisms that the Corporation has in place.
•	Performing such other functions as prescribed by law or assigned to the Board of Directors in the Corporation’s constating documents and by-laws.

SCHEDULE “B”
Summary of Certain Differences between the
Business Corporations Act (Ontario) and the Business Corporations Act (British Columbia)1

	Ontario Act	BC Act
Directors	25% of directors must be Canadian residents.	No residency requirement for directors.

	Directors may be removed by ordinary resolution.	Directors may be removed by special resolution unless otherwise provided in articles. The Corporation’s articles will provide that directors may be removed by ordinary resolution.

	Provisions for permitted indemnification of directors and officers are substantially the same as but less detailed than in the BC Act.	Includes detailed provisions for permitted and prohibited indemnification of directors or officers. Unlike the Ontario Act, gives discretion to the court to order payment or make any other order it considers appropriate.

	Directors are not liable if they rely in good faith on financial statements, auditors’ reports or professional reports.	Directors are not liable if they rely in good faith on financial statements, auditors’ reports, professional reports, a statement of fact from an officer, or on other documents the court considers provide reasonable grounds for the directors’ actions.

Place of shareholder meetings	Subject to the articles, directors may determine place of shareholder meetings.	Meetings may be held outside British Columbia if provided in the articles or approved by shareholders. The Corporation’s articles will provide for meetings outside British Columbia.

1	This summary deals only with differences between the two statutes that may be significant to shareholders of the Corporation. In addition, it is not intended to be exhaustive. For a full understanding of the differences and similarities of the Ontario Act and the BC Act, reference should be made to the text of the two statutes, both available at http://www.canlii.org/.

	Ontario Act	BC Act
Ability to set necessary levels of shareholder consent	The Ontario Act does not provide flexibility on shareholder approvals, which are either majority resolution or (where specified in the act) special resolution. A “special resolution” must be passed by at least 2/3 of votes cast.	Articles can set levels for various shareholder approvals (other than those prescribed by the statute). The default threshold is a special resolution. The percentage of votes required for a special resolution can be specified in the articles, no less than 2/3 and no more than 3/4 of votes cast. The Corporation’s articles will provide that 2/3 of the votes cast on a given resolution will constitute a “special majority”.

Restrictions on share transfers	Only certain limited restrictions on transfer are permitted if offering to the public.	Does not prohibit share transfer restrictions.

Inter-Company Shareholdings	A corporation cannot hold shares in itself, and a subsidiary cannot hold shares in its parent, except in extremely limited circumstances.	A company may purchase and hold its own shares, and a subsidiary may hold shares of a parent company, unless prohibited by the articles or unless the subsidiary is or would become insolvent. A subsidiary may not vote shares held in its parent company or form part of quorum.

Meaning of “insolvent”	A corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.	For purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, “insolvent” is defined to mean a company is unable to pay its debts as they become due in the ordinary course of its business. Unlike the Ontario Act, the BC Act does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of “insolvent” from federal bankruptcy legislation applies.

Reduction of capital	Capital may be reduced by special resolution but not if reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would be less than its liabilities.	Capital may be reduced by special resolution or court order. A court order is required if reduced capital would be less than the realizable value of the company’s assets less its liabilities.

	Ontario Act	BC Act
Shareholders’ proposals	A shareholder entitled to vote may submit notice of a proposal.	The BC Act includes a more detailed regime for shareholders’ proposals than the Ontario Act. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for at least 2 years before signing the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the company’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, $2,000).

Amalgamations	No provision for amalgamation pursuant to court approval.	Amalgamation may be effected with court approval.

	Interjurisdictional amalgamation is not available — to amalgamate either the Ontario corporation must first continue out of Ontario into the foreign jurisdiction or the foreign corporation must first continue into Ontario.	Company may amalgamate with a company from a foreign jurisdiction and carry on as either a BC company or, if allowed by the foreign jurisdiction, a company organized under the foreign jurisdiction.

Sale of all or substantially all the assets or undertaking of business	The sale by a corporation of all or substantially all its assets, outside of the ordinary course of business, is permitted only if authorized by special resolution. Any such sale gives rise to dissent rights.	The sale by a corporation of all or substantially all its undertaking, outside of the ordinary course of business, is permitted only if authorized by special resolution. Any such sale gives rise to dissent rights. Unlike the Ontario Act, the BC Act exempts certain transactions with affiliates.

Dissent rights	Provides a right of dissent and appraisal in respect of certain fundamental corporate actions. No provision for the court to vary the statutory framework.	Provides a substantively similar right of dissent and appraisal, though there are differences in the procedural and process requirements. The court may vary the statutory framework. Shareholders may waive dissent rights in respect of a particular change.

	Ontario Act	BC Act
Compulsory acquisition	Provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid, other than securities held at the date of the bid by or on behalf of the offeror. Unlike the BC Act, provides that where a person (together with its affiliates and associates) acquires 90% or more of a class of securities, other securityholders can require the corporation itself to acquire their securities.	Provides a substantively similar right although there are differences in the procedures and process. Unlike the Ontario Act, provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder’s securities involved in the original offer.

Oppression remedy	The scope of potential claimants includes securityholders or former securityholders of the corporation or any of its affiliates, beneficial owners or former beneficial owners of securities of the corporation or any of its affiliates, directors or officers or former directors or officers of the corporation or any of its affiliates, or any other person considered proper by the court. Claims may be based on conduct of the corporation or any of its affiliates that is oppressive, unfairly prejudicial, or that unfairly disregards the interests of a securityholder, creditor, director or officer.	The scope of potential claimants includes shareholders, beneficial owners of shares and any other person considered appropriate by the court. Claims may be based on conduct of the corporation that is oppressive or unfairly prejudicial. Unlike the Ontario Act, the BC Act does not make reference to conduct that “unfairly disregards” interests.

Derivative actions	A securityholder or former securityholder, beneficial owner or former beneficial owner of a security of the corporation or any of its affiliates, a director or officer or former director or officer of the corporation or any of its affiliates, or any other person considered proper by the court may, with leave of the court, bring an action in the name of the corporation or any of its subsidiaries or intervene in any such action to prosecute, defend or discontinue it.	A shareholder, beneficial owner, director and any other person considered appropriate by the court may, with leave of the court, bring action in the name of the company or defend an action against the company. Shareholder approval of action is not determinative but will be taken into account.

	Ontario Act	BC Act
Investigations/appointment of inspectors	Shareholders can apply to the court for the appointment of an inspector. Unlike the BC Act, the Ontario Act does not require an applicant to hold a specified number of shares.	A company may appoint an inspector by special resolution. Shareholders holding at least 1/5 of all shares may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, fraudulent or dishonest conduct.

SCHEDULE “C”
SPECIAL RESOLUTION OF THE SHAREHOLDERS
OF
THOMPSON CREEK METALS COMPANY INC.
(the “Corporation”)
AUTHORIZATION TO TRANSFER TO ANOTHER JURISDICTION
     RESOLVED as a special resolution pursuant to Section 181 of the Business Corporations Act (Ontario) (the “OBCA”) that:
1.	The Corporation is hereby authorized to make an application, in the form attached as Appendix “A” hereto, for a Certificate of Continuance continuing the Corporation under the Business Corporations Act (British Columbia) (the “BCBCA”) as if it had been incorporated under the laws of British Columbia.

2.	The Corporation is hereby authorized to make an application to the Minister of Consumer and Business Services (the “Minister”) of Ontario for the Minister’s authorization to permit such continuance.

3.	Any officer or director of the Corporation is hereby authorized and directed to execute, under the corporate seal or otherwise, and to deliver all documents and to do all things necessary or desirable to effect such application for the Certificate of Continuance under the laws of British Columbia.

4.	The directors of the Corporation are hereby authorized to abandon the application for continuance of the Corporation at any time without further approval of the shareholders of the Corporation.
ARTICLES OF CONTINUANCE
     RESOLVED that:
1.	The Corporation is hereby authorized pursuant to Section 181 of the OBCA and Section 302 of the BCBCA, to make an application under the BCBCA for a Certificate of Continuance and to adopt Articles of Continuance in the form attached as Appendix “B” hereto, in substitution for the existing Articles of Incorporation of the Corporation, to be effective upon the issuance of a Certificate of Continuance by the Director appointed under the BCBCA.

2.	Any officer or director of the Corporation is hereby authorized and directed to execute, under the corporate seal or otherwise, and to deliver all such other documents and to do all things necessary or desirable to effect the foregoing resolutions, including the execution and delivery of the Articles of Continuance to the Registrar of Companies of British Columbia.

Ministry of Finance Corporate and Personal Property Registries www.fin.gov.bc.ca/registries	CONTINUATION APPLICATION FORM 16 — BC COMPANY Section 302 Business Corporations Act

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the Business Corporations Act requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA) The personal information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.
A.	NAME OF COMPANY — Choose one of the following:
☑	The name THOMPSON CREEK METALS COMPANY INC. is the name reserved for the foreign corporation to be continued in. The name reservation number is NR#7590987, OR

☐	The foreign corporation is to be continued in with a name created by adding “B.C. Ltd.” after the incorporation number of the company.
B.	FOREIGN CORPORATION’S CURRENT JURISDICTION

1.	Corporate number assigned by the foreign corporation’s jurisdiction: is 1427934

2.	Corporation’s name in the foreign corporation’s jurisdiction: Thompson Creek Metals Company Inc.

3.	Foreign corporation’s date of incorporation or the most recent date of amalgamation or continuation: July 1, 2000

4.	Foreign corporation’s jurisdiction of incorporation, amalgamation or continuation: Ontario

C.	AUTHORIZATION FOR CONTINUATION

Authorization for the continuation from the foreign corporation’s jurisdiction is:

☑ ATTACHED ☐ ALREADY FILED

D.	REGISTRATION AS AN EXTRAPROVINCIAL COMPANY

Is the foreign corporation currently registered in BC as an extraprovincial company?

☑ YES ☐ NO

If YES, enter the BC registration number and name of the extraprovincial company below:

Extraprovincial Registration Number in BC: A0071903 Extraprovincial Company Name in BC: Thompson Creek Metals Company Inc. (Including assumed name, if any, approved for use in BC)

E.	CERTIFIED CORRECT — I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	DATE SIGNED

,2008

NOTICE OF ARTICLES
A.	NAME OF COMPANY

Set out the name of the company as set out in Item A of the Continuation Application.
THOMPSON CREEK METALS COMPANY INC.
B.	TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada, or if none, enter “not applicable”.

N/A

C.	DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The delivery address must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during statutory business hours, enter the delivery address and mailing address, if different, of the individual’s residence. Attach an additional sheet if more space is required.

FULL NAME	DELIVERY ADDRESS	MAILING ADDRESS
including middle name, if applicable	including postal code	including postal code

Denis C. Arsenault	6 Adelaide Street East Suite 500 Toronto, Ontario M5C 1H6 Canada	6 Adelaide Street East Suite 500 Toronto, Ontario M5C 1H6 Canada

James P. Geyer	926 W Sprague Avenue Suite 200 Spokane, WA 99201 U.S.A.	926 W Sprague Avenue Suite 200 Spokane, WA 99201 U.S.A.

Timothy J. Haddon	312 High Street Denver, CO. 80218 U.S.A.	312 High Street Denver, CO. 80218 U.S.A.

Kerry J. Knoll	401 Bay Street Suite 2010, P O Box 118 Toronto, ON M5H 2Y4 Canada	401 Bay Street Suite 2010, P O Box 118 Toronto, ON M5H 2Y4 Canada

Kevin Loughrey	945 West Kenyon Avenue Unit B Englewood, CO 80110-8135 U.S.A.	945 West Kenyon Avenue Unit B Englewood, CO 80110-8135 U.S.A.

Ian J. McDonald	401 Bay Street Suite 2010, P O Box 118 Toronto, ON M5H 2Y4 Canada	401 Bay Street Suite 2010, P O Box 118 Toronto, ON M5H 2Y4 Canada

Thomas J. O’Neil	1757 Tangle Peak Trail Prescott, Arizona 86303 U.S.A.	1757 Tangle Peak Trail Prescott, Arizona 86303 U.S.A.

D.	REGISTERED OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING POSTAL CODE)
1723 — 595 Burrard Street, Bentall Three, P.O. Box 49197, Vancouver, B. C. V7X 1K8
MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING POSTAL CODE)
1723 — 595 Burrard Street, Bentall Three, P.O. Box 49197, Vancouver, B. C. V7X 1K8
E.	RECORDS OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING POSTAL CODE)
1723 — 595 Burrard Street, Bentall Three, P.O. Box 49197, Vancouver, B. C. V7X 1K8
MAILING ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING POSTAL CODE)
1723 — 595 Burrard Street, Bentall Three, P.O. Box 49197, Vancouver, B. C. V7X 1K8
F.	AUTHORIZED SHARE STRUCTURE

Maximum number of
	shares of this			Are there special
	class or series of			rights or
	shares that the			restrictions
	company is			attached to the
	authorized to issue			shares of this
	maximum number	Kind of shares of this class		class or series of
Identifying name of class	OF SHARES	or series of shares		shares?
or series of shares	authorized	par value	type of currency	yes/no
Common	No Maximum	NPV	N/A	Yes
First Preferred	No Maximum	NPV	N/A	Yes

APPENDIX “B”
ARTICLES OF CONTINUANCE
THOMPSON CREEK METALS COMPANY INC.
Thompson Creek Metals Company Inc. (the “Company”) has as its articles the following articles.
Adopted by Special Resolution of the shareholders on ●, 2008.
Incorporation number:
PART 1 — INTERPRETATION
1.1 Definitions
Without limiting Article 1.2 in these Articles, unless the context otherwise requires:
(1)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)	“legal personal representative” means the personal or other legal representative of the shareholder;

(4)	“OBCA” means the Business Corporations Act (Ontario) and all amendments thereto in force from time to time and any statute or code of the Province of Ontario that supersedes such Act;

(5)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register; and

(6)	“seal” means the seal of the Company, if any.
1.2 Business Corporations Act and Interpretation Act Definitions Applicable
The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.
PART 2 — SHARES AND SHARE CERTIFICATES
2.1 Authorized Share Structure
The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.
2.2 Form of Share Certificate
Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.
2.3 Shareholder Entitled to Certificate or Acknowledgment
Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.
2.4 Delivery by Mail
Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.
2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement
If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:
(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment
If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:
(1)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.
2.7 Splitting Share Certificates
If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.
2.8 Certificate Fee
There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.
2.9 Recognition of Trusts
Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.
2.10 Lien on Shares
The Company has a lien on any share or shares registered in the name of a shareholder or his legal representative for any debt of that shareholder to the Company.
2.11 Enforcement of Lien
The lien referred to in Article 2.10 may be enforced by any means permitted by law and:
(a)	where the share or shares are redeemable pursuant to the articles of the Company by redeeming such share or shares and applying the redemption price to the debt;

(b)	subject to the Business Corporations Act, by purchasing the share or shares for cancellation for a price equal to the book value of such share or shares and applying the proceeds to the debt;

(c)	by selling the share or shares to any third party whether or not such party is at arm’s length to the Company, and including, without limitation, any officer or director of the Company, for the best price which the directors consider to be obtainable for such share or shares; or

(d)	by refusing to register a transfer of such share or shares until the debt is paid.

PART 3 — ISSUE OF SHARES
3.1 Directors Authorized
Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.
3.2 Commissions and Discounts
The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.
3.3 Brokerage
The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.
3.4 Conditions of Issue
Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:
(1)	consideration is provided to the Company for the issue of the share by one or more of the following:
(a)	past services performed for the Company;

(b)	property;

(c)	money; and
(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.
3.5 Share Purchase Warrants and Rights
Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.
3.6 Fractional Shares
The Company may issue fractional shares, and the holders of fractional shares of the Company shall be entitled to exercise the rights of a shareholder for such fractional share in proportion to the fraction of the share held.
PART 4 — SHARE REGISTERS
4.1 Central Securities Register
As required by and subject to the Business Corporations Act, the Company must maintain a central securities register at a location determined by the directors from time to time. The directors may, subject to the Business

Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.
PART 5 — SHARE TRANSFERS
5.1 Registering Transfers
A transfer of a share of the Company must not be registered unless:
(1)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company;

(3)	such additional requirements as may be imposed from time to time in accordance with Part 25 of these articles have been complied with; and

(4)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.
5.2 Form of Instrument of Transfer
The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.
5.3 Transferor Remains Shareholder
Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.
5.4 Signing of Instrument of Transfer
If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:
(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.
5.5 Enquiry as to Title Not Required
Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee
There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.
PART 6 — TRANSMISSION OF SHARES
6.1 Legal Personal Representative Recognized on Death
In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.
6.2 Rights of Legal Personal Representative
The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.
PART 7 — PURCHASE OF SHARES
7.1 Company Authorized to Purchase Shares
Subject to Article 7.2 and 7.3, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.
7.2 Purchase When Insolvent
The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:
(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.
7.3 Sale and Voting of Purchased Shares
If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:
(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.
PART 8 — BORROWING POWERS
The Company, if authorized by the directors, may:
(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.
PART 9 — ALTERATIONS
9.1 Alteration of Authorized Share Structure
Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:
(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value:
(a)	decrease the par value of those shares; or

(b)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.
9.2 Special Rights and Restrictions
Subject to the Business Corporations Act, the Company may by special resolution:
(1)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.
9.3 Change of Name
The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations
If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.
PART 10 — MEETINGS OF SHAREHOLDERS
10.1 Annual General Meetings
Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.
10.2 Resolution Instead of Annual General Meeting
If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.
10.3 Place of Meetings
Meetings of the shareholders shall be held at the place where the registered office of the Company is situate or, if the board shall so determine, at some other place within or outside British Columbia.
10.4 Calling of Meetings of Shareholders
The directors may, whenever and wherever they think fit, call a meeting of shareholders. The Company can hold its general meetings at a specified location outside of British Columbia if so authorized by a resolution of its directors.
10.5 Notice for Meetings of Shareholders
The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:
(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.
10.6 Record Date for Notice
The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:
(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. (Vancouver time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.
10.7 Record Date for Voting
The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.
10.8 Failure to Give Notice and Waiver of Notice
The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.
10.9 Notice of Special Business at Meetings of Shareholders
If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:
(1)	state the general nature of the special business; and

(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:
(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.
PART 11 — PROCEEDINGS AT MEETINGS OF SHAREHOLDERS
11.1 Special Business
At a meeting of shareholders, the following business is special business:
(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:
(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.
11.2 Special Majority
The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.
11.3 Quorum
Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons, present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for a shareholder so entitled.
11.4 One Shareholder May Constitute Quorum
If there is only one shareholder entitled to vote at a meeting of shareholders:
(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.
11.5 Other Persons May Attend
The directors, the president (if any), the secretary (if any), the auditor of the Company, such other persons entitled to attend under the Business Corporations Act and any other persons invited by the chair of the meeting or with the consent of the meeting are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.
11.6 Requirement of Quorum
No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.
11.7 Lack of Quorum
If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:
(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.
11.8 Lack of Quorum at Succeeding Meeting
If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair
The following individual is entitled to preside as chair at a meeting of shareholders:
(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.
11.10 Selection of Alternate Chair
If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.
11.11 Adjournments
The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any meeting reconvened after an adjournment other than the business left unfinished at the meeting from which the adjournment took place.
11.12 Notice of Adjourned Meeting
It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.
11.19 Decisions by Show of Hands or Poll
Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.
11.14 Declaration of Result
The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.
11.15 Motion Need Not be Seconded
No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.
11.16 Casting Vote
In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, shall be entitled to a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll
Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:
(1)	the poll must be taken:
(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;
(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.
11.18 Demand for Poll on Adjournment
A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.
11.19 Chair Must Resolve Dispute
In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.
11.20 Casting of Votes
On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.
11.21 Demand for Poll Not to Prevent Continuance of Meeting
The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.
11.22 Retention of Ballots and Proxies
The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.
PART 12 — VOTES OF SHAREHOLDERS
12.1 Number of Votes by Shareholder or by Shares
Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:
(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity
A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.
12.3 Votes by Joint Holders
If there are joint shareholders registered in respect of any share:
(1)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.
12.4 Legal Personal Representatives as Joint Shareholders
Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.
12.5 Representative of a Corporate Shareholder
If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:
(1)	for that purpose, the instrument appointing a representative must:
(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;
(2)	if a representative is appointed under this Article 12.5:
(a)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.
Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.
12.6 Proxy Provisions Do Not Apply to All Companies
Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders
Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.
12.8 Alternate Proxy Holders
A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.
12.9 When Proxy Holder Need Not Be Shareholder
A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:
(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.
12.10 Deposit of Proxy
A proxy for a meeting of shareholders must:
(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.
A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.
12.11 Validity of Proxy Vote
A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:
(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy
A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:
[name of company]
(the “Company”)
The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.
Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]
12.13 Revocation of Proxy
Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:
(1)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	provided, at the meeting, to the chair of the meeting.
12.14 Revocation of Proxy Must Be Signed
An instrument referred to in Article 12.13 must be signed as follows:
(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.
12.15 Production of Evidence of Authority to Vote
The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.
PART 13 — DIRECTORS
13.1 First Directors; Number of Directors
The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:
(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)	if the Company is a public company, the greater of three and the most recently set of:
(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;
(3)	if the Company is not a public company, the most recently set of:
(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.
13.2 Change in Number of Directors
If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):
(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.
13.3 Directors’ Acts Valid Despite Vacancy
An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.
13.4 Qualifications of Directors
A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.
13.5 Remuneration of Directors
The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.
13.6 Reimbursement of Expenses of Directors
The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.
13.7 Special Remuneration for Directors
If any director who is not an employee or officer performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director who is not an employee or officer, or if any director who is not an employee or officer is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director who is not an employee or officer, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director
Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
PART 14 — ELECTION AND REMOVAL OF DIRECTORS
14.1 Election at Annual General Meeting
At every annual general meeting and in every unanimous resolution in lieu of an annual general meeting as contemplated by Article 10.2:
(1)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.
14.2 Consent to be a Director
No election, appointment or designation of an individual as a director is valid unless:
(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.
14.3 Failure to Elect or Appoint Directors
If:
(1)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;
then each director then in office continues to hold office until the earlier of:
(3)	the date on which his or her successor is elected or appointed; and

(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles
14.4 Places of Retiring Directors Not Filled
If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.
14.5 Directors May Fill Casual Vacancies
Any casual vacancy occurring in the board of directors may be filled by the directors.
14.6 Remaining Directors Power to Act
The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.
14.7 Shareholders May Fill Vacancies
If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.
14.8 Additional Directors
Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 14.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:
(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.
Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.
14.9 Ceasing to be a Director
A director ceases to be a director when:
(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10.
14.10 Removal of Director by Shareholders
The Company may remove any director before the expiration of his or her term of office by ordinary resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors
The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.
PART 15 — ALTERNATE DIRECTORS
15.1 Appointment of Alternate Director
Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.
15.2 Notice of Meetings
Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.
15.3 Alternate for More Than One Director Attending Meetings
A person may be appointed as an alternate director by more than one director, and an alternate director:
(1)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)	will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)	has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.
15.4 Consent Resolutions
Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.
15.5 Alternate Director Not an Agent
Every alternate director is deemed not to be the agent of his or her appointor.
15.6 Revocation of Appointment of Alternate Director
An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director
The appointment of an alternate director ceases when:
(1)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)	the alternate director dies;

(3)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)	the alternate director ceases to be qualified to act as a director; or

(5)	his or her appointor revokes the appointment of the alternate director.
15.8 Remuneration and Expenses of Alternate Director
The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.
PART 16 — POWERS AND DUTIES OF DIRECTORS
16.1 Powers of Management
The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.
16.2 Appointment of Attorney of Company
The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.
PART 17 — DISCLOSURE OF INTEREST OF DIRECTORS
17.1 Obligation to Account for Profits
A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act or the OBCA.
17.2 Restrictions on Voting by Reason of Interest
A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum
A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.
17.4 Disclosure of Conflict of Interest or Property
A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.
17.5 Director Holding Other Office in the Company
A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.
17.6 No Disqualification
Subject to any restrictions under the OBCA, no director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.
17.7 Professional Services by Director or Officer
Subject to the Business Corporations Act and the OBCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.
17.8 Director or Officer in Other Corporations
A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act and the OBCA, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.
PART 18 — PROCEEDINGS OF DIRECTORS
18.1 Meetings of Directors
The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.
18.2 Voting at Meetings
Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings
The following individual is entitled to preside as chair at a meeting of directors:
(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors if:
(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.
18.4 Meetings by Telephone or Other Communications Medium
A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.
18.5 Calling of Meetings
A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.
18.6 Notice of Meetings
Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 24.1 or orally or by telephone.
18.7 When Notice Not Required
It is not necessary to give notice of a meeting of the directors to a director if:
(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director has waived notice of the meeting.
18.8 Meeting Valid Despite Failure to Give Notice
The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings
Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.
18.10 Quorum
The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the number directors, provided that where the number of directors of the Company is two directors, both directors must be present to constitute a meeting.
18.11 Validity of Acts Where Appointment Defective
Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.
18.12 Consent Resolutions in Writing
A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.
PART 19 — EXECUTIVE AND OTHER COMMITTEES
19.1 Appointment and Powers of Executive Committee
The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:
(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.
19.2 Appointment and Powers of Other Committees
The directors may, by resolution:
(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:
(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and
(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.
19.3 Obligations of Committees
Any committee appointed under Articles 19.1, 19.2 and 19.6, in the exercise of the powers delegated to it, must:
(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.
19.4 Powers of Board
The directors may, at any time, with respect to a committee appointed under Articles 19.1, 19.2 and 19.6:
(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.
19.5 Committee Meetings
Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1, 19.2 and 19.6:
(1)	the committee may meet and adjourn as it thinks proper;
(2)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and
(4)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.
19.6 Audit Committee
If the Company is a public company the directors shall, and otherwise the directors may, constitute an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the Company or any of its affiliates, and who shall hold office until the next annual meeting of shareholders. Notwithstanding anything provided in this Part 19, the audit committee shall have the powers and duties provided in the Business Corporations Act.

PART 20 — OFFICERS
20.1 Directors May Appoint Officers
The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.
20.2 Functions, Duties and Powers of Officers
The directors may, for each officer:
(1)	determine the functions and duties of the officer;
(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and
(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.
20.3 Qualifications
No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.
20.4 Remuneration and Terms of Appointment
All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.
PART 21 — INDEMNIFICATION
21.1 Definitions
In this Article 20:
(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;
(2)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or a former director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:
(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;
(3)	“expenses” has the meaning set out in the Business Corporations Act.
21.2 Mandatory Indemnification of Directors and Former Directors
Subject to the Business Corporations Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.
21.3 Indemnification of Other Persons
Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.
21.4 Non-Compliance with Business Corporations Act
The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.
21.5 Company May Purchase Insurance
The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:
(1)	is or was a director, officer, employee or agent of the Company;
(2)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;
(3)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;
(4)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;
against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.
PART 22 — DIVIDENDS
22.1 Payment of Dividends Subject to Special Rights
The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.
22.2 Declaration of Dividends
Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.
22.3 No Notice Required
The directors need not give notice to any shareholder of any declaration under Article 22.2.
22.4 Record Date
The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. (Vancouver time) on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend
A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of cash or cash equivalents, specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.
22.6 Settlement of Difficulties
If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:
(1)	set the value for distribution of specific assets;
(2)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.
22.7 When Dividend Payable
Any dividend may be made payable on such date as is fixed by the directors.
22.8 Dividends to be Paid in Accordance with Number of Shares
All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.
22.9 Receipt by Joint Shareholders
If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.
22.10 Dividend Bears No Interest
No dividend bears interest against the Company.
22.11 Fractional Dividends
If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.
22.12 Payment of Dividends
Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus
Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.
22.14 Unclaimed Dividend
Any dividend that is unclaimed after six years from the date on which it was declared payable shall be forfeited and shall revert to the Company.
PART 23 — DOCUMENTS, RECORDS AND REPORTS
23.1 Recording of Financial Affairs
The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.
23.2 Inspection of Accounting Records
Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.
PART 24 — NOTICES
24.1 Method of Giving Notice
Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:
(1)	mail addressed to the person at the applicable address for that person as follows:
(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;
(2)	delivery at the applicable address for that person as follows, addressed to the person:
(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;
(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;
(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient.
24.2 Deemed Receipt of Mailing
A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.
24.3 Certificate of Sending
A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.
24.4 Notice to Joint Shareholders
A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.
24.5 Notice to Trustees
A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:
(1)	mailing the record, addressed to them:
(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or
(2)	if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.
PART 25 — SEAL
25.1 Who May Attest Seal
The Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of any one or more duly authorized directors or officers or other persons as may be determined by the directors from time to time.
25.2 Sealing Copies
For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.
25.3 Mechanical Reproduction of Seal
The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.
PART 26 — PROHIBITIONS
26.1 Definitions
In this Article 26:
(1)	“designated security” means:
(a)	a voting security of the Company;

(b)	a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);
(2)	“security” has the meaning assigned in the Securities Act (British Columbia);

(3)	“voting security” means a security of the Company that:
(a)	is not a debt security, and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.
26.2 Application
Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.
26.3 Consent Required for Transfer of Shares or Designated Securities
No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.
PART 27 — SPECIAL RIGHTS AND RESTRICTIONS
— COMMON SHARES
The Common Shares of the Company have the following rights, privileges, restrictions and conditions:
27.1 Voting
The holders of the Common Shares are entitled to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote.

27.2 Liquidation, Dissolution or Winding-Up
Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the Common Shares are entitled to share equally in the remaining property of the Company upon liquidation, dissolution or winding-up of the Company.
27.3 Dividends
Subject to the rights of the First Preferred Shares, the holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Company.
PART 28 — SPECIAL RIGHTS AND RESTRICTIONS —
FIRST PREFERRED SHARES
The holders of the First Preferred Shares have the following rights, privileges, restrictions and conditions:
28.1 Issuable in Series
The directors of the Company may at any time and from time to time issue the First Preferred Shares in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.
The directors of the Company may (subject as hereinafter provided) from time to time fix before issuance the designation, rights, restrictions, conditions and limitations to attach to the First Preferred Shares of each such series including, without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, redemption price (if any) and the terms and conditions of redemption, and purchase and conversion rights (if any) or other provisions attaching to the First Preferred Shares of any such series, the whole subject to the filing of articles of amendment confirming the designation, preferences, rights, conditions, restrictions, limitations and prohibitions attaching to any such series of the First Preferred Shares.
28.2 Dividends
The holders of First Preferred Shares shall be entitled to receive from the amounts which the Company may set aside for the payment of dividends, as and when declared by the directors, a fixed, cumulative and preferential dividends to accrue as the directors of the Company may fix by resolution, such dividends to accrue from the dates fixed by the directors or in default of such dates from the date of issue of the shares, and to be payable, as and when so declared, by quarterly payments on the first days of January, April, July and October of each year, except were otherwise determined by the directors.
When any fixed cumulative dividends or amount payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends including accumulations, if any, in accordance with sums which would be payable on the First Preferred Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums were paid in full.
28.3 Ranking
The First Preferred Shares shall be entitled to preference over common shares of the Company and over any other shares of the Company ranking junior to the First Preferred Shares with respect to payment of dividends and return of capital and in the distribution of assets in the event of liquidation, dissolution or wind-up of the Company whether voluntary or involuntary and may also be given such other preferences over the common shares of the Company and any other shares of the Company ranking junior to the First Preferred Shares as may be determined by the directors of the Company as to the respective series authorized to be issued.
The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in payment of dividends, return of capital and in the distribution of assets in the event of liquidation, dissolution or wind-up of the Company whether voluntary or involuntary.

No dividends shall at any time be declared or paid on or set apart for payment on any shares of the Company ranking junior to the First Preferred Shares unless all dividends up to and including the dividends payable for the last completed period for which such dividends shall be payable on each series of First Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Company ranking junior to the First Preferred Shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the First Preferred Shares (less than the total amount then outstanding) or any shares of the Company ranking junior to the First Preferred Shares unless all dividends up to and including the dividend payable for the last completed period for which such dividends shall be payable on each series of the First Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.
28.4 Redemption
First Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Company pursuant to the provisions of the Business Corporations Act (British Columbia) at such time and at such places and upon such other terms and conditions as maybe specified in the preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the First Preferred Shares of such series as set forth in the resolution of the board of directors of the Company.
The holders of the First Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Company now or hereafter authorized;
No class of shares may be created ranking as to capital or dividends prior to the First Preferred Shares without the approval of the holders of the First Preferred Shares given as hereinafter specified;
The special rights and restrictions set out in this Article 28 may be repealed, altered, modified, amended or amplified by articles of amendment but only with the approval of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act (British Columbia); and
The approval of holders of the First Preferred Shares as to any and all matters referred to herein may be given by resolution passed or by-law sanctioned at a meeting of holders of First Preferred Shares duly called and held upon at least twenty-one (21) days notice at which the holders of at least a majority of the outstanding First Preferred Shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than two-thirds (2/3) of the First Preferred Shares represented and voting at any such meeting cast on a poll, in addition to such other votes (including the vote of other classes of shareholders) as may be required by the Business Corporations Act (British Columbia) or by an instrument in writing signed by the holders of not less than two-thirds (2/3) of the First Preferred Shares. If at any such meeting the holders of a majority of the outstanding First Preferred Shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than twenty-one (21) days later and to such time and place as may be appointed by the chairman and at least fifteen (15) days written notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative votes of the holders of not less than two-thirds (2/3) of the First Preferred Shares represented and voting at such adjourned meeting cast on a poll shall constitute the approval of the holders of First Preferred Shares referred to above. The formalities to be observed with respect to the giving notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Company with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting, every holder of First Preferred Shares shall be entitled to one (1) vote in respect of each First Preferred Share held.

SCHEDULE “D”
DISSENT RIGHTS — SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,
(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184(3), a holder of shares of any class or series entitled to vote on the resolution may dissent.
(2) Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,
(a)	clause 170(l)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170(5) or (6).
(2.1) One class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.
(3) Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,
(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.
(4) Shareholder’s right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.
(5) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
(6) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.
(7) Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.
(9) Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.
(10) Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,
(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.
(11) Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
(12) Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.
(13) Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.
(14) Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,
(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.
(15) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,
(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.
(17) Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
(18) Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.
(19) Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.
(20) Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).
(21) Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.
(22) Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,
(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.
(23) Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.
(24) Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.
(25) Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
(26) Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).
(27) Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
(29) Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,
(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
(30) Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,
(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.
(31) Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.
(32) Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.